Filed Pursuant to Rule 424(b)(2)
Registration Number 333-156619

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 8, 2009)

Enbridge Energy Partners, L.P.

2,118,025 Class A Common Units

Representing Limited Partner Interests

During the period from June 9, 2010 through May 25, 2011, we sold 2,118,025 Class A Common Units (representing 4,236,050 units after giving effect to a two-for-one split of its Class A Common Units that became effective on April 21, 2011), through the sales agent, UBS Securities LLC (the “Sales Agent”), under the equity distribution agreement, dated June 9, 2010, between us and the Sales Agent covering an aggregate of up to $150,000,000 of Class A Common Units. The proceeds to us from the sales of the Class A Common Units, net of commissions and the registration fee paid to the Securities and Exchange Commission, and before payment of other expenses, were $122,324,308.19. We paid the Sales Agent aggregate commissions of $2,496,460.53 with respect to the sale of the Class A Common Units sold through it as the Sales Agent pursuant to the equity distribution agreement.

Our Class A Common Units are listed on the New York Stock Exchange under the symbol “EEP”. The last reported sale price of the units on May 25, 2011 was $31.03 per unit.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, dated January 8, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UBS Investment Bank

This prospectus supplement is dated May 26, 2011

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